SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of January 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     Attached to the Registrant’s Form 6-K for the month of January 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.    Press Release dated January 11, 2006
2.    Press Release dated January 24, 2006

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated:  January 31, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Mike Farley appointed President of Spectrum Signal Processing (USA) Inc.
Columbia, MD, USA — January 11, 2006 — Spectrum Signal Processing Inc. today announced that James P. Atkins has retired as President of its wholly-owned subsidiary, Spectrum Signal Processing (USA) Inc. and that Mike Farley has been concurrently appointed as his successor.
“Jim Atkins has done a very good job in building up our capabilities in the US, notably by solidly implementing our Special Security Agreement with the Defense Security Service, which allows Spectrum USA to execute on classified contracts with security cleared personnel. I am very thankful to Jim and wish him all the best for the future,” said Pascal Spothelfer, President and CEO of Spectrum Signal Processing Inc. “It is a testament to our organization that we could fill the President position by promotion from within and I am looking forward to working with Mike in his new role.”
“I am very excited to build upon the solid foundation we have built over the last three years,” said Mike Farley, President, Spectrum Signal Processing (USA) Inc. “We will continue to expand our Application Engineering Services capabilities and strengthen our North American sales and business development footprint.”
Mike Farley has 14 years of experience in defense and technology sales. After joining Spectrum in 1999 he facilitated Spectrum’s entry into the satellite communications market utilizing his end-user experience in military satellite communications. In April of 2005, Mike Farley was promoted to Vice President, Sales and Business Development North America and he will retain those responsibilities in his new position. Mr. Farley is a former Army Signal Corps officer and holds a BSEE from Ohio University and a MBA from Loyola College.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™flexComm is a trademark of Spectrum Signal Processing Inc.

SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

MEDIA ADVISORY
Spectrum Signal Processing to Host 2005 Fourth Quarter and Year-End Results
Conference Call and Live Audio Webcast
Burnaby, B.C., Canada — January 24, 2006 — Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) will release its 2005 fourth quarter and year-end results after market close on Tuesday, February 7, 2006. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the fourth quarter and fiscal 2005.
To access the Spectrum Conference Call:
Date: Tuesday, February 7, 2006
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from February 7, 2006 to February 21, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21173531#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com The replay will be available on Spectrum’s web site until February 21, 2006.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, Maryland, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
™flexComm is a trademark of Spectrum Signal Processing Inc.

Spectrum Contact:
Brent Flichel
Investor Relations
Phone: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com